Exhibit 3.2

Amendment No. 1 to

Second Amended and Restated Bylaws of

Kilroy Realty Corporation

Effective as of May 27, 2009, Article III, Section 1 of the Second Amended and Restated Bylaws of Kilroy Realty Corporation is amended and restated in its entirety to read as follows:

“The Board of Directors shall consist of a minimum of three (3) and a maximum of thirteen (13) directors. The number of directors shall be fixed or changed from time to time, within the minimum and maximum, by a majority of the entire Board of Directors, provided that the tenure of office of a director shall not be affected by a decrease in the number of directors, and further provided that at least a majority of the directors shall be Independent Directors (as defined in the next sentence). An Independent Director is a director who is not an employee, officer or affiliate of the Corporation or Kilroy Industries or a subsidiary or division thereof, or a relative of a principal executive officer, or who is not an individual member of an organization acting as an advisor, consultant or legal counsel receiving compensation on a continuing basis from the Corporation in addition to director’s fees. The directors need not be stockholders. Each director shall serve until the next annual meeting of stockholders following his election and until his successor is elected and qualified, or until his earlier death, retirement, resignation or removal. In the event of the occurrence of a vacancy on the Board of Directors which the remaining directors are otherwise permitted to fill under the provisions of the charter of the Corporation and applicable law, the Board of Directors may, in lieu of filling such vacancy, nominate, or authorize a committee or person appointed by the Board of Directors to nominate, a person to be elected by the stockholders to fill such vacancy at an annual meeting or a special meeting called for that purpose.”